Exhibit 21
TEXTRON FINANCIAL CORPORATION — Significant Subsidiaries
     Set forth below are the names of certain subsidiaries of Textron Financial Corporation. Other subsidiaries, which considered in the aggregate, do not constitute a significant subsidiary, are omitted from such list.

Name	Jurisdiction
Cessna Finance Corporation Textron Financial Investment Corporation	Kansas Rhode Island